ADAPTIVE MEDIAS, INC.

23 Mauchly, Suite 106

Irvine, CA 92618

December 20, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

C/o Terry French

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adaptive Medias, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 10, 2013

File No. 0-54074

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 19, 2013

File No. 0-54074

Dear Mr. Spirgel:

This letter is in response to your letter to Adaptive Medias, Inc., a Nevada corporation (the “Company”) dated December 10, 2013 (the “Letter”). For your ease of reference, I have repeated your comments from the Letter in this response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Note 1 – Organization and Nature of Business, page 7

1. Please tell us how you concluded that Mimvi, Inc. was the accounting acquirer in the acquisition of Adaptive Media. Tell us in detail the consideration that you gave to each of the factors in ASC 805-10-55-12 through 55-14 to support your conclusion.

On July 2, 2013, Mimvi, Inc. [now Adaptive Medias, Inc.] (“Mimvi”) acquired Adaptive Media, Inc. In connection with this acquisition, Mimvi considered the factors in Accounting Standards Codification (“ASC”) Topic 805-10-55-12 through 55-14 in making the conclusion that Mimvi was the accounting acquirer.

Adaptive Medias, Inc. – 23 Mauchly Suite 106, Irvine – CA 92618

Mr. Larry Spirgel

Assistant Director

C/o Terry French

Division of Corporation Finance

United States Securities and Exchange Commission

December 20, 2013

The items the Company’s management considered included are the following:

1)	Mimvi was the entity that issued the equity interests.
2)	The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. The Mimvi legacy shareholders maintained approximately 70% of the voting rights in the combined entity after the acquisition.
3)	The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. The former Adaptive Media shareholders became the largest minority voting interest in the combined entity after the acquisition; however, neither they as a group, nor the single largest shareholder, had voting control immediately following the acquisition.
4)	The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. Prior to the closing of the acquisition, the members of Mimvi’s Board of Directors were Kasian Franks, Michael Poutre, and Kevin J. Conner. Concurrent with the acquisition, Kasian Franks and Michael Poutre resigned as directors, and Qayed Shareef was a named a director of the combined company. Kevin J. Conner remained a director of the Company. Immediately following the acquisition, the Board of Directors consisted of two (2) members, neither of which had the ability to elect or appoint, or to remove a majority of the members unilaterally.
5)	The acquirer usually is the combining entity whose former management dominates the management of the combined entity. On July 21, 2013, pursuant to the acquisition, Qayed Shareef was named the Chief Executive Officer and Kevin J. Conner remained the Chief Financial Officer. Immediately following the acquisition, the senior management team consisted of two (2) members.
6)	The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities. Adaptive Media, Inc. was not a publicly traded company at the date of acquisition. Therefore, the fair value of its equity interests was not easily determined. Mimvi however, was the entity that issued the equity interests.
7)	The acquirer is usually the combining entity whose relative size is larger than that of the other combining entity. On the date of acquisition, Mimvi was the larger company in terms of assets and its equity structure.
8)	Mimvi was the entity that initiated the acquisition.

Based on the foregoing, the Company’s management concluded that Mimvi was the accounting acquirer.

Adaptive Medias, Inc. – 23 Mauchly Suite 106, Irvine – CA 92618

Mr. Larry Spirgel

Assistant Director

C/o Terry French

Division of Corporation Finance

United States Securities and Exchange Commission

December 20, 2013

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 9

2. We note your disclosure on page 20 which states that your “programmatic technology platform sits between “supply” and “demand,” scaling and most effectively optimizing the two sides, and we keep a margin.” Please expand your revenue recognition policy to address in detail your specific revenue streams. Disclose when and how you recognize revenue for each type of revenue. Refer to your basis in accounting literature.

The Company recognizes revenue in accordance with ASC Topic 605, “Revenue Recognition.”  Accordingly, the Company recognizes revenue when:  (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services rendered; (iii) the fees are fixed or determinable; and (iv) collection of the related receivable is reasonably assured.  Consistent with ASC Topic 605-45, the Company reports revenues for transactions on a gross basis.  Credits or refunds are recognized when they are determinable and estimable.

The following explains the various revenue streams of the Company:

Display and mobile advertising revenue consists of fees paid by advertisers in order to display their banner ads on a publisher’s website. The Company collects fees from the advertisers, retains a fee for services provided, and distributes the balance to the content providers and publishers.  This revenue is recognized in the period that the advertising impressions, click-throughs or actions occur.

Video advertising revenue consists of fees paid by advertisers in order to display their pre-rolls units on a publisher’s website. The Company collects fees from the advertisers, retains a fee for services provided, and distributes the balance to the content providers and publishers.  This revenue is recognized in the period that the advertising impressions, click-throughs or actions occur.

While our programmatic technology platform sits between “supply” and “demand”, there is no distinction which would impact our revenue recognition criteria.

We will expand our accounting policy disclosures on a prospective basis beginning with the filing or our annual report on Form 10-K for the year ending December 31, 2013.

Adaptive Medias, Inc. – 23 Mauchly Suite 106, Irvine – CA 92618

Mr. Larry Spirgel

Assistant Director

C/o Terry French

Division of Corporation Finance

United States Securities and Exchange Commission

December 20, 2013

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have adequately addressed your comments. If you have further comments, I ask that you forward a copy of them by facsimile to Alan A. Lanis, Jr., Esq. of Richardson & Patel LLP at (310) 208-1154. Mr. Lanis’s telephone number is (310) 208-1182.

I look forward to hearing from you shortly.

Very truly yours,

ADAPTIVE MEDIAS, INC.

/s/ Abdul Parmach
Principal Accounting Officer

Adaptive Medias, Inc. – 23 Mauchly Suite 106, Irvine – CA 92618